NEWS RELEASE

March 10, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

TULIGTIC COPPER PROJECT UPDATE

Almaden Minerals Ltd. (AMM:TSX; AAU:NYSE AMEX) and its Mexican subsidiary Minera Gavilan S.A. de C.V. (together referred to as “Almaden”) are pleased to announce results of a 2,973.05 meter seven hole preliminary diamond drilling program now completed at the Tuligtic copper-molybdenum project, Mexico. The Tuligtic project is located twenty-one kilometres north of Puebla State, and covers a large area of alteration and mineralisation including intense sericite-quartz-pyrite alteration and stockwork veining and potassic alteration. The exposed alteration is interpreted to represent a quartz-sericite-pyrite cap to a large porphyry copper-molybdenum system. Highlights of the drill program include 38 meters of 0.13% copper from 164 to 202 meters and 46 meters of 0.11 copper from 416 to 462 meters in hole DDH-01, 20 meters of 0.17% copper from 94 to 114 meters and 26 meters of 0.14% copper from 316 to 342 meters in hole DDH-02, 58 meters of 0.17% copper from 366 to 424 meters in hole DDH-03 (including 14 meters of 0.27% copper from 410 to 424 meters), 2 meters of 0.63% copper from 18 to 20 meters in hole DDH-04 and 20 meters of 0.11% copper from 276 to 296 meters and 8 meters of 0.13% copper in hole DDH-05. Molybdenum values were anomalous ranging up to 801 ppm (0.08%). Elevated gold values were also encountered including 2 meters of 1.34 g/t from 178-180 meters in hole DDH-01.

Antofagasta Minerals S.A. (“Antofagasta”), which funded the exploration program, has terminated its option to earn up to a 75% interest in the 100% Almaden owned Tuligtic property (for details of the agreement see Almaden news release of March 23, 2009). Almaden wishes to thank Antofagasta for their participation in this first phase exploration drill program. Based upon the results of an ongoing review of the drilling program conducted Almaden will plan further exploration on the Tuligtic project. Almaden considers the results to represent a large new copper porphyry system and remains excited about its potential.

Morgan J. Poliquin, P. Eng., the President and CEO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses reported from work conducted by Almaden were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. A quality control program was instituted as part of the sampling including the insertion of field duplicates, certified standards and blanks into the sample stream.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.